SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                                         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on
Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of
DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.      Interim Report to Stockholders for the three- and six-month periods ended June 30, 2007

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to raise prices and reduce sales incentives; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook of Chrysler in which we hold an equity interest, including the ability to successfully implement its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a stronger than originally expected decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of stricter emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DaimlerChrysler AG

Q2 2007

Interim Report

Contents

04	Management Report
12	Mercedes Car Group
13	Truck Group
14	Financial Services
15	Van, Bus, Other
16	Consolidated Financial
Statements
21	Notes to the Consolidated
Financial Statements
32	Financial Calendar

Q2

Key figures (continuing operations)

Amounts in millions of €	Q2 2007	Q2 2006	Change in %

Revenues	23,844	24,602	-3	(1)
Western Europe	12,028	11,738	+2
thereof: Germany	5,338	5,392	-1
United States	4,427	6,424	-31
Other markets	7,389	6,440	+15
Employees (June 30)	271,486	279,018	-3
Research and development expenditures	936	885	+6
thereof: capitalized development costs	202	148	+36
Investment in property, plant and equipment	701	895	-22
Cash provided by operating activities (including discontinued operations)	3,695	3,141	+18
EBIT	2,134	2,374	-10
Net profit	1,849	2,146	-14
Net profit from continuing operations	1,443	1,804	-20
Earnings per share (in €)	1.74	2.07	-16
Earnings per share, continuing operations (in €)	1.35	1.74	-22

(1)  Adjusted for the effects of currency translation and changes in the consolidated Group, revenues at previous year’s level.

Cover photo:

In May 2007, Freightliner unveiled the “Cascadia”, its new US Class 8 heavy truck. The Cascadia is based on an all-new platform and is the most powerful, economical and driver-friendly semi-tractor on the US market. With fresh new styling, an even quieter and more comfortable cab, ergonomic controls, extremely good handling and lower fuel consumption, the Cascadia stands out from the competition above all due to its high level of comfort and improved economy. It also benefits in many ways from the Truck Group’s worldwide development organization: It is the first truck to be equipped with our new heavy-duty engine platform, which we will use all over the world in the future, and the new shared electric/electronics platform.

Q1-2

Key figures (continuing operations)

Amounts in millions of €	Q1-2 2007	Q1-2 2006	Change in %

Revenues	47,214	47,964	-2	(1)
Western Europe	23,240	22,784	+2
thereof: Germany	10,419	10,361	+1
United States	9,929	12,296	-19
Other markets	14,045	12,884	+9
Employees (June 30)	271,486	279,018	-3
Research and development expenditures	1,805	1,860	-3
thereof: capitalized development costs	332	270	+23
Investment in property, plant and equipment	1,544	1,638	-6
Cash provided by operating activities (including discontinued operations)	7,576	7,549	+0
EBIT	5,426	2,619	+107
Net profit	3,821	2,927	+31
Net profit from continuing operations	4,158	2,006	+107
Earnings per share (in €)	3.64	2.84	+28
Earnings per share, continuing operations (in €)	3.97	1.94	+105

(1)  Adjusted for the effects of currency translation and changes in the consolidated Group, increase of 1%.

Management Report

•    Presentation of new structure of the Daimler Group

•    Group EBIT of €2,134 million (Q2 2006: €2,374 million)

•    Net profit of €1,849 million (Q2 2006: €2,146 million)

•    Net Profit from continuing operations of €1,443 million (Q2 2006: €1,804 million)

•    EBIT in the magnitude of €8.5 billion anticipated for future Daimler Group in full-year 2007 (2006: €5.0 billion)

Business developments

The reporting structure used in this interim report already reflects the new structure of the future Daimler Group. The figures shown for the Financial Services division no longer include the financial services related to Chrysler in the NAFTA region. Chrysler and the related financial services business are reported as “discontinued operations”.

Positive development of global economy and demand for automobiles

•  The world economy continued its path of solid expansion in the second quarter of 2007. The rate of global economic growth was once again above the long-term average of approximately 3%, but was lower than in the previous year and in the first quarter. Growth was dampened by repeated increases in raw-material prices, higher interest rates and slower economic expansion in the United States. Robust economic developments in Western Europe and Japan were encouraging. The economies of the emerging countries continued their strong growth, China and India in particular. But there were also positive developments in Eastern Europe, Latin America and countries with high raw-material exports.

•  Global demand for vehicles increased once again in the second quarter, although the overall growth rate was somewhat lower than in the prior-year period. Demand for vehicles developed disparately in the regions of the world: Whereas demand for cars decreased in the triad markets of North America, Western Europe and Japan, it continued to grow sharply in the emerging markets of Asia and Latin America and the countries of Eastern Europe. Following the strong demand for trucks in 2006 due to the introduction of stricter emission regulations this year, market volumes decreased significantly especially in the United States and Japan.

Unit sales and revenues below previous year

•  The Mercedes Car Group and Truck Group divisions and the Vans and Buses units sold a total of 516,400 vehicles in the second quarter of this year (Q2 2006: 536,600).

•  Unit sales by the Mercedes Car Group of 320,200 vehicles were slightly lower than in Q2 2006 (325,500). As expected, the Truck Group’s second-quarter sales of 112,100 units were significantly below the prior-year level (-15%) due to weak demand for trucks in the United States and Japan. The Vans unit continued its very positive development and increased its unit sales by 13% to 73,800 vehicles. DaimlerChrysler Buses equaled its very high unit sales of the prior-year period, selling 10,300 buses and chassis. The Financial Services division increased its contract volume by 8% to €58.1 billion; adjusted for exchange-rate effects, its portfolio grew by 10%.

•  The Group’s second-quarter revenues decreased by 3% to €23.8 billion; adjusted for exchange-rate effects and changes in the consolidated group, revenues were at the same level of the previous year.

Cerberus acquires majority interest in the Chrysler Group and the related financial services business

•  On May 14, 2007, DaimlerChrysler announced its concept for the future of the Chrysler Group and the realignment of DaimlerChrysler AG. On August 3, 2007, DaimlerChrysler and Cerberus Capital Management, L.P., a private equity firm based in New York, consummated the final agreement on the transfer of a majority interest in the Chrysler Group and the related North American financial services business to Cerberus (closing).

•  CG Investor LLC, a subsidiary of Cerberus Capital Management, has made a capital contribution of €5.2 billion (US $7.2 billion) in return for an 80.1% equity interest in Chrysler Holding LLC. DaimlerChrysler holds a 19.9% equity interest in this new company. Chrysler Holding LLC holds 100% of both Chrysler LLC, which produces and sells Chrysler, Jeep® and Dodge vehicles, and Chrysler Financial Services LLC, which provides financial services for these vehicles in the NAFTA region.

•  DaimlerChrysler transferred the industrial business of the Chrysler Group to Cerberus completely free of debt at the time when the transaction was completed.

•  The Chrysler Group’s financial obligations towards its employees and the employees of Chrysler Financial Services for pensions and healthcare benefits are retained by the Chrysler companies. DaimlerChrysler has provided a guarantee of US $1 billion to be paid in the event that the Chrysler Group’s pension plans terminate within the next five years. The pension plans are significantly over-funded at present.

•  In June, DaimlerChrysler redeemed three long-term bonds ahead of schedule in accordance with the contractual conditions and announced a redemption offer for an additional bond. This resulted in a prepayment penalty of approximately €0.4 billion. There are no changes to the other bonds issued and guaranteed by DaimlerChrysler AG. In the financial services business of the Chrysler, Jeep® and Dodge brands, Cerberus took over the financing from DaimlerChrysler AG when the transaction was closed; this led to a cash inflow of €25.6 billion. In light of highly volatile US loan markets, DaimlerChrysler and Cerberus have agreed to support the financing of the majority takeover of Chrysler by Cerberus. Both companies subscribed US $2 billion of second-lien loan for Chrysler’s automotive business, to be drawn within 12 months. DaimlerChrysler’s portion will be US $1.5 billion. The debt will be priced at market conditions. The maturity of this loan is 7 years. As of August 3, 2008, DaimlerChrysler has the right to sell this loan in the credit market.

•  DaimlerChrysler’s 19.9% interest in Chrysler Holding LLC will be included in the Van, Bus, Other segment using the equity method of accounting as of the third quarter of 2007.

Profitability

•  With the approval of the Supervisory Board to transfer a majority interest in the Chrysler Group and the related financial services business in North America to a subsidiary of Cerberus Capital Management on May 16, 2007, these units have been presented in the Group’s income statements as “discontinued operations”. The structure of segment reporting has been changed accordingly; the earnings measure EBIT, shown in the following tables, applies solely to the Group’s continuing operations. The prior-year figures have been adjusted to the new segment reporting structure. The operating results of the Chrysler Group and the related financial services business are included under “net profit (loss) from discontinued operations”.

Segment profit (loss) (EBIT)

Amounts in millions of €	Q2 2007	Q2 2006	Change in %	Q1-2 2007	Q1-2 2006	Change in %

Mercedes Car Group	1,204	690	+74	1,996	(45)	•
Truck Group	601	585	+3	1,129	1,007	+12
Financial Services	220	220	0	434	439	-1
Van, Bus, Other	257	1,121	-77	2,129	1,487	+43
Reconciliation / elimination	(148)	(242)	+39	(262)	(269)	+3
DaimlerChrysler Group	2,134	2,374	-10	5,426	2,619	+107

•  DaimlerChrysler achieved EBIT of €2,134 million in the second quarter (Q2 2006: €2,374 million). The earnings trend was positively affected primarily by the Mercedes Car Group, which once again achieved a strong increase in its operating results mainly due to efficiency improvements and a positive sales structure. Despite the expected strong decline in unit sales in the NAFTA region, the Truck Group’s EBIT was also above the prior-year level. The EBIT of the Truck Group includes a gain of €68 million realized on the disposal of real estate properties in Japan. The EBIT of Financial Services was at the prior-year level.

•  The decrease in Group EBIT is mainly due to the lower profit contribution from Van, Bus, Other; this segment’s earnings in the prior-year period were positively affected by gains totaling €814 million on the valuation of derivative financial instruments related to the transfer of interest in EADS. However, lower expenses were recorded for the implementation of the new management model (Q2 2007: €42 million; Q2 2006: €137 million) in the current reporting period.

•  Within the context of our efficiency-improving programs, measures were defined to further improve the utilization of our production facilities. As a result, we adjusted the depreciation of property, plant and equipment to the longer useful lives. In the second quarter of 2007, this led to a positive effect on Group EBIT in an amount of €226 million. Of that total, €152 million is attributable to the Mercedes Car Group, €34 million to the Truck Group and €40 million to Van, Bus, Other (see also Note 1 of the Notes to the Unaudited Interim Condensed Consolidated Financial Statements).

•  The special items shown in the following table influenced EBIT in the second quarters and the first six months of the years 2007 and 2006:

Special items effecting EBIT

Amounts in millions of €	Q2 2007	Q2 2006	Q1-2 2007	Q1-2 2006

Mercedes Car Group
Financial support for suppliers	—	—	(82)	—
Discontinuation of smart forfour	—	(13)	—	(995)
Headcount reductions in the context of CORE	—	(20)	—	(223)

Truck Group
Disposal of real estate properties in Japan	68	—	68	—

Van, Bus, Other
Income/expenses relating to the transfer of interest in EADS	(39)	814	1,524	756
Restructuring program at EADS	—	—	(114)	—
Disposal of the off-highway business	—	—	—	238

Reconciliation/elimination
New management model	(42)	(137)	(93)	(137)

•  The Mercedes Car Group achieved EBIT of €1,204 million in the second quarter, a significant increase compared to the second quarter of last year (€690 million).

•  The improvement in earnings resulted from a positive development of the sales structure as well as from efficiency improvements achieved as a part of the CORE program. However, second-quarter EBIT was reduced by exchange-rate effects.

•  The Truck Group posted second-quarter EBIT of €601 million (Q2 2006: €585 million).

•  Earnings were impacted by an increase in unit sales in Europe and Latin America, improved product positioning and further efficiency improvements. On the other hand, there were negative effects from lower truck sales in the NAFTA region and in Japan. The sale of real estate properties in Japan resulted in a gain of €68 million in the second quarter of 2007.

•  The Financial Services division posted EBIT of €220 million in the second quarter (Q2 2006: €220 million).

•  Despite rising interest rates in Europe, earnings were of the same magnitude as the high level of the prior-year period, partially due to the release of certain valuation allowances in the non-automotive financial services business.

•  The Van, Bus, Other segment posted second-quarter EBIT of €257 million (Q2 2006: €1,121 million).

•  This reduction in earnings is primarily a result of lower income from the Group’s equity interest in EADS. In the second quarter of 2006, a gain of €814 million resulting from the valuation of derivative financial instruments entered into in connection with the transfer of interest in EADS positively impacted EBIT of the Van, Bus, Other segment; most of this valuation gain was accounted for by a derivative transaction that was finally executed in the first quarter of 2007. In total, income from the participation in EADS was €56 million (Q2 2006: €940 million).

•  The Vans and Buses units reported positive results in the second quarter.

•  The reconciliation to Group EBIT includes corporate expenses of €157 million (Q2 2006: €261 million) and eliminations of Group internal transactions of €9 million (Q2 2006: €19 million). The decrease in corporate expenses is the result of lower costs for the implementation of the new management model.

•  Net interest income in the second quarter amounted to €56 million (Q2 2006: interest expense of €85 million). The improvement was partially due to higher interest income resulting from the Group’s higher net liquidity. Additionally, the prior-year result included interest expense related to the smart forfour, which was discontinued in 2006.

•  Income tax expense amounted to €747 million (Q2 2006: €485 million). The relatively low income tax expense in the prior-year quarter is due to the composition of earnings before taxes, which included the largely tax-free gains realized on the valuation of the derivative contracts related to the transfer of interest in EADS.

•  Net profit from continuing operations was €1,443 million (Q2 2006: €1,804 million), representing earnings per share of €1.35 (Q2 2006: €1.74). The decrease is related to the higher income tax expense and to the development of EBIT, which was impacted by positive special items in the prior-year period.

•  Net profit from discontinued operations includes the operating loss of the Chrysler Group and the related financial services business in North America, as well as the net interest result and income taxes related to these activities. The operating results no longer include depreciation and amortization of non-current assets as of May 16, 2007. As a result, the operating results were positively impacted by €0.7 billion after taxes.

•  In the second quarter, net profit from discontinued operations amounted to €406 million (Q2 2006: €342 million). Therein included is an extinguishment loss after tax of €0.3 billion resulting from the early redemption of long-term debt of the Chrysler Group.

•  Second-quarter net profit amounted to €1,849 million (Q2 2006: €2,146 million), equivalent to earnings per share of €1.74 (Q2 2006: €2.07).

•  For the first six months of 2007, DaimlerChrysler achieved EBIT of €5,426 million, an increase of €2,807 million compared to the EBIT recorded for the prior-year period.

•  This EBIT improvement is primarily due to the Mercedes Car Group, whose earnings development was positively impacted by the realized efficiency improvements and a more favorable sales structure. In addition, the prior-year result was reduced by expenses of €1,218 million related to the discontinuation of the smart forfour as well as staff reductions at the Mercedes Car Group. Furthermore, financial support provided to suppliers by the Mercedes Car Group in the first half of 2007 resulted in expenses of €82 million.

•  Despite its lower level of unit sales, the Truck Group also improved its EBIT in the first six months by €122 million to €1,129 million. Financial Services’ operating result of €434 million was at the prior-year level.

•  The Van, Bus, Other segment’s first-half EBIT improvement of €642 million is primarily a result of exceptional gains realized in connection with our equity interest in EADS (2007: €1,524 million; 2006: €756 million), but is reduced by expenses of €114 million in the first quarter of 2007 incurred in connection with the Power8 restructuring program at EADS. The result for the first quarter of 2006 also included a gain of €238 million from the disposal of the off-highway business.

•  The positive effect on earnings resulting from the optimized utilization of our production equipment amounted to €440 million in the first half of 2007; of that total, €303 million is attributable to the Mercedes Car Group, €58 million to the Truck Group and €79 million to Van, Bus, Other.

•  The improvement in interest income (expense), net, in the first six months of this year by €333 million to €190 million was mainly the result of the positive development of net liquidity, but also benefited from improved results from the valuation of derivative financial instruments.

•  Income tax expense amounted to €1,458 million (Q2 2006: €470 million). The relatively low income tax expense in both periods is due to the composition of earnings before taxes, which included the largely tax-free gains realized in connection with the transfer of interest in EADS.

•  At €4,158 million, net profit from continuing operations was significantly higher than the prior-year result of € 2,006 million. The improvement is mainly due to the development of the EBIT and, to a lesser extent, the result of improved net interest income (expense). Earnings per share were €3.97 (Q2 2006: €1.94).

•  In the first half of the year, the Group posted a net loss from discontinued operations of €337 million (2006: net profit of €921 million). Included in the loss of 2007 is an extinguishment loss after tax of €0.3 billion resulting from the early redemption of long-term debt of the Chrysler Group. Furthermore, charges of €919 million before taxes resulting from the Chrysler Group’s Recovery and Transformation Plan burdened the result from discontinued operations in 2007.

•  In the first six months of 2007, net profit amounted to €3,821 and earnings per share amounted to €3.64 (Q2 2006: €2,927 million and €2.84, respectively).

•  DaimlerChrysler anticipates a charge against earnings in the magnitude of €3 billion as a consequence of transferring a majority interest in the Chrysler activities in the third quarter of 2007. This charge results primarily from the valuation of deferred tax assets which are recognized at DaimlerChrysler. It will be necessary to assess the recoverability of these deferred tax assets due to the Chrysler-transaction.

•  Furthermore, due to the reduction in the German income-tax rate as part of the German Corporation Tax Law Reform Act in 2008, there will be a one-time deferred tax expense in the third quarter of 2007 due to the impairment of deferred tax assets in Germany when the new tax rate is applied. DaimlerChrysler is currently calculating the effects of this change.

Cash flows

•  The presentation of cash flows has not changed compared to the prior-year period, and also includes the cash flows of the discontinued Chrysler operations.

•  Cash flow provided by operating activities in the first half of 2007 amounted to €7.6 billion, almost unchanged compared to the second quarter of last year. Compared with the prior-year period, especially the business development of the Chrysler Group had a negative impact. Positive effects resulted from lower severance payments in the context of the CORE staff-reduction program (€0.6 billion), partially offset by payments of €0.2 billion in connection with the implementation of the new management model. There were additional positive effects from lower tax payments. Overall, cash provided by operating activities includes €3.0 billion (2006: €5.3 billion) attributable to discontinued operations. Without these effects, there would have been an increase of €2.3 billion compared to the prior-year period.

•  Cash used for investing activities of €1.2 billion was significantly lower than in the first half of 2006 (€7.2 billion). The change is primarily due to the cash inflows resulting from the transfers of equity interests in EADS (€3.5 billion), compared with cash inflows from the disposal of the off-highway business (€0.8 billion) in the prior-year period. In addition, there were further cash inflows from the sale of real-estate properties by Mitsubishi Fuso Truck and Bus Corporation (€1.0 billion) as well as from the sale of receivables from the leasing and sales-financing business (€0.7 billion). Lower investments than in the prior-year period in property, plant and equipment and leased vehicles by the financial services business also contributed to this general development. The discontinued operations accounted for a cash outflow of €1.8 billion (2006: €4.9 billion).

•  Cash used for financing activities amounted to €7.0 billion in the first half of this year (2006: €2.3 billion). In both periods, the cash outflow was related to the payment of the dividend for the respective previous year as well as the (net) repayment of financial liabilities. However, there were opposing effects – particularly in the period under review – from cash inflows connected with the exercise of stock options.

•  Cash and cash equivalents with an original maturity of three months or less at June 30, 2007 were €0.7 billion higher than at December 31, 2006, after taking currency translation effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, decreased by €0.9 billion to €13.5 billion.

•  On August 29, 2007, the Supervisory Board of DaimlerChrysler AG approved a share buyback program so that available liquidity can be used to optimize the company’s capital structure. It is planned to acquire nearly 10% of the outstanding shares for a maximum total price of €7.5 billion by the end of August 2008.

Balance sheet structure

•  The structure of the consolidated balance sheet at June 30, 2007 is significantly impacted by the disposal of Chrysler Group activities and the related financial services business in North America. All of the assets and liabilities of these operations are presented as “assets held for sale” or “liabilities held for sale” in separate lines of the balance sheet. The consolidated balance sheet at December 31, 2006 remains unchanged, however.

•  Within the context of classifying “liabilities held for sale”, there are some specific effects related to the Group’s internal refinancing of the financial services business; the Group’s internal financing liabilities of these activities were repaid by the purchaser at the closing of the transaction, and at June 30, 2007 were presented solely in the balance sheet of the financial services business as “liabilities held for sale”. As the Group will not repay the related external financial liabilities directly in the context of the transaction, these financing liabilities have not been reclassified in the consolidated balance sheet as “liabilities held for sale”. Accordingly, the liabilities held for sale of the industrial business were reduced and reclassified as financial liabilities of the industrial business. At August 3, 2007, the Group received a cash inflow of €24.7 billion from the repayment of the internal financing liabilities.

•  The balance-sheet total did not change as a result of the reclassification of assets and liabilities held for sale; compared to December 31, 2006, there was a decrease of €2.4 billion due to currency effects.

•  The Group’s Equity was €3.8 billion higher than at December 31, 2006. Besides net profit, positive effects on equity resulted mainly from the increase in minority interests caused by the issuance of equity interests in a subsidiary that holds an interest in EADS. The exercise of stock options also had a positive effect on equity. These increases were partially offset by the valuation of derivative financial instruments (with no impact on earnings).

•  The Group’s equity ratio at June 30, 2007 was 19.1% (December 31, 2006: 16.5%); the increase is primarily due to the increase in equity and the slight decrease in total assets. The equity ratio for the industrial business was 33.1% (December 31, 2006: 27.2%).

Workforce

•  At the end of the second quarter of 2007, 271,486 people were employed in the Group’s continuing operations (end of Q2 2006: 279,018). Of this total, 166,581 were employed in Germany and 24,559 were employed in the United States (end of Q2 2006: 169,582 and 28,598 respectively).

•  The size of the workforce decreased compared to employment figures at the end of the second quarter of 2006, mainly due to the implementation of the new management model. By the end of June 2007, approximately 2,700 employees had signed contracts. The number of employees at the Mercedes Car Group decreased slightly by 1% over the previous twelve months. The Truck Group had to reduce its staffing levels due to the anticipated lower demand in the NAFTA region (-4%). The number of persons employed at Financial Services was also lower than a year earlier (-5%).

Changes in Board of Management and Supervisory Board

•  At the end of the ninth Annual Meeting of DaimlerChrysler AG on April 4, 2007, Chairman of the Supervisory Board Mr. Hilmar Kopper stepped down from the Supervisory Board, of which he had been a member for more than 17 years. The Annual Meeting of DaimlerChrysler AG elected Dr. Clemens Börsig as a new member of the Supervisory Board with a period of office lasting until the Annual Meeting in 2012.

•  After the Annual Meeting, the Supervisory Board elected Dr. Manfred Bischoff as its new Chairman and also as Chairman of the Presidential Committee.

•  On May 14, 2007, in connection with the announcement of the transfer of a majority interest in the Chrysler Group and Chrysler Financial, DaimlerChrysler announced that the Board of Management of the new Group would be reduced to six members. With the closing of the transaction on August 3, Mr. Thomas W. LaSorda, Mr. Eric R. Ridenour and Mr. Thomas W. Sidlik stepped down from the Board of Management.

Outlook

•  The statements made in the Outlook section of this interim report are based on the current assessments of the management. In turn, these assessments are based on the expectations for general economic developments described below, which are in line with assessments issued by renowned economic research institutes. Expectations for business developments reflect the opportunities and risks arising from market conditions and the competitive situation until the end of the year.

•  With regard to existing risks, we refer to the statements made in our Annual Report 2006 and the 2006 Consolidated Financial Statements according to IFRS, as well as the notes on forward-looking statements at the end of this Management Report. With the transfer of a majority interest in the Chrysler Group and the related financial services business, the future Daimler Group will be significantly less dependent on the volatile North American volume market for passenger cars. In addition, the transfer considerably reduces risks related to existing pension plans and healthcare obligations as well as risks associated with pending lawsuits.

•  DaimlerChrysler assumes that although the growth of the world economy will continue to decelerate slightly towards the end of the year, solid growth of approximately 3.5% can be expected in 2007 (2006: 4.1%). While we anticipate a rate of 2.2% in North America, higher rates are expected for Western Europe (+2.6%), Japan (+2.3%) and especially the dynamic growing emerging markets (+6.6%). Of these emerging markets, Asia is likely to deliver the biggest growth stimulus for the world economy. However, current uncertainty in international finance markets may give rise to risks for the ongoing development.

•  In the second half of this year, we expect the expansion of global automotive markets – for both passenger cars and commercial vehicles – to slow down compared to the same period of 2006. This is primarily due to developments in the triad markets. In full-year 2007, demand for passenger cars in the markets of North America, Western Europe and Japan is likely to fall slightly. However, we anticipate significant increases in demand for both passenger cars and commercial vehicles in the emerging markets of Asia and Latin America, as well as in Eastern Europe. Demand for trucks in North America is expected to fall sharply. The market volume for trucks in Japan should also be significantly lower than in the prior year. In view of the positive economic conditions in Western Europe, we anticipate slightly positive market developments. Total global demand for passenger cars and commercial vehicles should increase by approximately 3% in 2007 (2006: 4%).

•  For full-year 2007, we anticipate unit sales in a similar magnitude to the prior year (2006: 2.1 million vehicles).

•  The Mercedes Car Group continues to assume that its unit sales in the year 2007 should at least be equal to the record level of the prior year. Following the launch of two high-volume models in spring — the new C-Class sedan and the new smart fortwo, the station-wagon version of the C-Class will be presented at the Frankfurt Motor Show in September and will be available for sale by the end of the year. We will continue to implement the CORE efficiency-improvement program in order to achieve profitable growth and create sustained value. For full-year 2007, the Mercedes Car Group expects to achieve a return on sales of significantly more than 7%. Despite increased expenditure for more efficient and alternative drive systems, we aim to increase the return on sales to 10% by the year 2010.

•  The Truck Group anticipates significantly lower unit sales in 2007 than in the prior year. This is primarily due to a sharp drop in demand caused by stricter emission regulations in the United States, Canada and Japan. However, there will be positive effects from rising unit sales in Europe and Latin America and from the implementation of the Global Excellence Program. Earnings are expected to be in the magnitude of the level achieved in 2006 despite market decline in the United States and Japan.

•  The Financial Services division anticipates a stable development of business and earnings during the rest of the year. The separation of the financial services business in the NAFTA region will cause additional expenses. Financial Services, however, assumes that it will achieve a return on equity of more than 14% once again in full-year 2007.

•  As a result of strong demand for the Sprinter and the very positive development of the Vito/Viano models, we expect unit sales of vans to increase compared to the year 2006. And despite cyclical market downturns in some key bus markets, we anticipate unit sales of buses at the high level of the prior year due to very positive market developments in Latin America.

•  For the Group, we anticipate total revenues in the same magnitude as in 2006 (€99 billion).

•  The size of the workforce is likely to continue decreasing throughout the year as a result of the staff-reduction programs that have already been initiated.

•  We expect the Group in its new structure to achieve EBIT in the magnitude of €8.5 billion in full-year 2007 (2006: €5.0 billion). Significant special factors affecting earnings in 2007 are the gain of €1.4 billion realized on the transfer of interest in EADS and charges of €0.3 billion resulting from the implementation of the new management model.

Forward-looking statements in this Interim Report:

•  This interim report contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to raise prices and reduce sales incentives; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook of Chrysler in which we hold an equity interest, including the ability to successfully implement its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a stronger than originally expected decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of stricter emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes Car Group

•          Unit sales slightly lower than in Q2 2006

•          Strong demand for new models

•          Further efficiency improvements from CORE

•          Strong increase in EBIT to €1,204 million (Q2 2006: €690 million)

Amounts in millions of €	Q2 2007		Q2 2006	Change in %

EBIT	1,204		690	+74
Revenues	12,558		12,497	+0
Unit sales	320,151	(1)	325,501	-2
Production	308,708		312,098	-1
Employees (June 30)	97,634		98,635	-1

(1)          Including 2,782 Mitsubishi L200 pickups and Pajeros made in South Africa;
these vehicles were reported in the Van, Bus, Other segment in the prior year.

Unit sales	Q2 2007	Q2 2006	Change in %

Total	320,151	325,501	-2
Western Europe	208,570	209,729	-1
Germany	89,680	90,862	-1
United States	50,091	65,069	-23
Japan	8,999	11,597	-22
Other markets	52,491	39,106	+34

Strong increase in EBIT

•                  The Mercedes Car Group sold 320,200 vehicles in the second quarter of 2007 (Q2 2006: 325,500). The division’s revenues of €12.6 billion reached the prior year level, while EBIT rose from €690 million to €1,204 million.

Strong demand for new 2007 models

•                  Second-quarter sales of 285,600 Mercedes-Benz brand passenger cars were 2% below the high prior-year figure.

•                  Worldwide C-Class sales increased by 4% to 91,200 units. 17,200 of the new C-Class model, which was launched in Western Europe in March 2007, were sold in June alone, although it did not become available in other major markets and additional engine versions until August.

•                  With sales of 25,800 units (Q2 2006: 27,000), the S-Class was once again the clear market leader in the luxury segment in the second quarter. Sales of the new-generation E-Class rose by 6% to 54,900 vehicles. In the SUV segment, however, unit sales decreased by 8% to 44,800 vehicles of the M-/R-/GL- and G-Class. Unit sales of 68,900 A- and B-Class cars were lower than the high prior-year figure for lifecycle reasons (Q2 2006: 75,900).

•                  Unit sales by the smart brand decreased as expected to 31,700 (Q2 2006: 34,500) due to the discontinuation of the smart forfour, of which 12,000 units were sold in the second quarter of last year. Unit sales of the new smart fortwo, which was launched at the end of March, have been developing very positively. Second-quarter unit sales of the smart fortwo increased by 44% compared with the prior year.

•                  In Western Europe, the division’s unit sales were of the same magnitude as in the prior-year quarter. Shipments to dealers in the United States decreased in anticipation of the changeover to the 2008 model year in July. Growth of unit sales was particularly strong in Eastern Europe and China.

Further efficiency improvements from CORE

•                  As a result of continuing the comprehensive quality and efficiency-improvement measures along the entire value chain, additional substantial profitability progress was made in the first half of 2007 within the context of the CORE program.

•                  As a result of functional optimizations, production and logistics processes have been made leaner and faster, so that plant productivity continued improving significantly in the first half of the year. At the same time, the cost of production materials has been reduced despite increased raw-material prices, without any negative effects on quality or customer benefit.

•                  The comprehensive measures taken to achieve further quality improvements also had a positive impact. In the past two years, the number of problems per vehicle delivered was reduced by 25%, which also led to lower warranty expenses. This positive development has been confirmed by external surveys such as the J.D. Power’s Initial Quality Study and APEAL Study.

Q1-2

Amounts in millions of €	Q1-2 2007		Q1-2 2006	Change in %

EBIT	1,996		(45)	•
Revenues	24,628		24,434	+1
Unit sales	591,209	(1)	606,959	-3
Production	612,195		629,883	-3
Employees (June 30)	97,634		98,635	-1

(1)          Including 5,216 Mitsubishi L200 pickups and Pajeros made in South Africa; these vehicles were reported in the Van, Bus, Other segment in the prior year.

Unit sales	Q1-2 2007	Q1-2 2006	Change in %

Total	591,209	606,959	-3
Western Europe	368,057	389,857	-6
Germany	161,845	166,567	-3
United States	104,760	113,373	-8
Japan	19,310	24,755	-22
Other markets	99,082	78,974	+25

Truck Group

•                 Unit sales below prior-year level, as expected

•                 Launch of new Freightliner Cascadia heavy truck in the NAFTA region

•                 Disposal of real-estate properties in Japan

•                 EBIT slightly above high prior-year level despite weaker markets in the United States, Canada and Japan

Amounts in millions of €	Q2 2007	Q2 2006		Change in %

EBIT	601	585		+3
Revenues	6,930	8,508		-19
Unit sales	112,054	132,406	(1)	-15
Production	109,130	124,597		-12
Employees (June 30)	80,853	83,922		-4

Unit sales	Q2 2007	Q2 2006		Change in %
Total	112,054	132,406	(1)	-15
Western Europe	21,203	22,751		-7
Germany	9,019	9,991		-10
United States	18,836	40,994		-54
Latin America (excluding Mexico)	14,113	10,569		+34
Asia	36,329	36,855		-1
Other markets	21,573	21,237		+2

(1)          The figure reported for unit sales in Q2 2006 included an additional 6,154 Sprinter vans produced by Trucks NAFTA.

Unit sales and revenues below prior-year levels, as expected

•                  The Truck Group sold 112,100 vehicles in the second quarter of this year, which as expected was lower than the high prior-year figure (Q2 2006: 132,400). This was primarily due to a drop in demand caused by stricter emission regulations in the United States, Canada and Japan.

•                  Revenues of €6.9 billion were 19% below the figure for the second quarter of last year. EBIT of €601 million was slightly higher than the high level of the previous year (Q2 2006: €585 million).

Positive development of unit sales in Eastern Europe and Latin America; decreases in Western Europe, United States and Japan

•                  Unit sales by Trucks Europe/Latin America increased by 8% to 39,700 vehicles. The sales trend was particularly positive in Latin America (+27%) and Eastern Europe (+23%). In Western Europe, however, 5% fewer trucks were sold than in the prior-year period.

•                  Trucks NAFTA sold 24,500 vehicles of the Freightliner, Sterling, Western Star and Thomas Built Buses brands (Q2 2006: 46,800). The substantial decrease in unit sales is primarily a result of the new EPA07 emission regulations, which came into effect this year and led to purchases being pulled forward in 2006.

•                  Trucks Asia sold 47,800 vehicles of the Mitsubishi Fuso brand (Q2 2006: 49,800). Whereas significant increases were recorded in the main export market of Indonesia, as well as in Australia and the Middle East, unit sales in Japan fell to 14,400 vehicles due to the extremely high demand in the prior-year period (Q2 2006: 18,400).

Presentation and launch of new models

•                  In May, Freightliner presented the Cascadia, its new heavy truck. This new model features lower fuel consumption, easier maintenance and a more spacious interior. The Cascadia is the first truck to be equipped with engines of the new heavy-duty engine platform.

•                  The updated Mitsubishi Fuso Super Great model was already unveiled in April. Apart from meeting the new, stricter Japanese emission regulations, its main features are a new interior design and a driver-assistance system for the improvement of vehicle safety, which is provided as standard equipment.

Reorganization of Mitsubishi Fuso’s dealer network

•                  In April, Mitsubishi Fuso Truck and Bus Company (MFTBC) started to develop a new sales and service organization in Japan to improve the quality, speed and efficiency of its customer service. Customer service hours are being extended to nights and weekends, and additional vehicles are being deployed for mobile service.

•                  Within the context of its focus on the core business, MFTBC disposed of 184 real-estate properties in Japan in June. However, these properties will continue to be available for dealer operations through leaseback agreements.

Q1-2

Amounts in millions of €	Q1-2 2007	Q1-2 2006		Change in %

EBIT	1,129	1,007		+12
Revenues	14,220	15,869		-10
Unit sales	231,272	245,783	(1)	-6
Production	232,480	244,448		-5
Employees (June 30)	80,853	83,922		-4

Unit sales	Q1-2 2007	Q1-2 2006		Change in %

Total	231,272	245,783	(1)	-6
Western Europe	40,058	41,330		-3
Germany	17,844	18,036		-1
United States	58,878	80,551		-27
Latin America (excluding Mexico)	25,130	19,529		+29
Asia	65,453	65,603		-0
Other markets	41,753	38,770		+8

(1)        The figure reported for unit sales in the first half of 2006 included an additional 12,120 Sprinter vans produced by Trucks NAFTA

Financial Services

•                  Continuation of stable business development

•                  Contract volume up from €54.1 billion to €58.1 billion

•                  Good progress with activities for separation of Chrysler Financial

•                  EBIT of €220 million at prior-year level

Amounts in millions of €	Q2 2007	Q2 2006	Change in %

EBIT	220	220	0
Revenues	2,095	2,049	+2
New business	7,328	7,467	-2
Contract volume	58,120	54,065	+8
Employees (June 30)	6,649	6,986	-5

New structure for Financial Services

•                  Due to the disposal of the North American financial services business related to Chrysler, which took effect with the closing of the transaction on August 3, the figures for the Financial  Services division are shown for the first time without Chrysler Financial; the prior-year figures have been adjusted accordingly.

•                  The business development of Financial Services was generally stable in the second quarter of 2007. Contract volume increased by 8% to €58.1 billion; adjusted for exchange-rate effects there was an increase of 10%. New business decreased slightly from €7.5 billion to €7.3 billion; adjusted for exchange-rate effects there was a slight increase of 1%. EBIT of €220 million remained at the high level of the previous year.

Positive business development in the region Europe, Africa & Asia/Pacific

•                  Contract volume in the region Europe, Africa & Asia/Pacific of €33.2 billion surpassed the high prior-year figure by 6%. Developments were particularly dynamic in the United Kingdom and South Africa. Within Europe, we further harmonized our business systems and processes.

•                  In Germany, DaimlerChrysler Bank’s portfolio grew to €16.1 billion (end of Q2 2006: €15.4 billion). The total deposit volume increased significantly over the previous year to €3.8 billion (+17%).

•                  During the second quarter, we expanded our range of financial services in Austria to include fleet management. In France, there was strong demand for the new product Easy Driv’, which includes financing, maintenance and auto insurance. One customer in three decided in favor of this financial services product in France.

Initiation of measures to separate Chrysler Financial

•                  One of the main features of the second quarter in the Americas region was the preparation to separate Chrysler Financial. In  order to ensure a smooth transition and the full functionality of both units, an Operations Committee and Workstream Teams comprising members of both organizations were deployed.

•                  Contract volume in the Americas region amounted to €20.9 billion at the end of the quarter (end of Q2 2006: €19.6 billion). Adjusted for exchange-rate effects, the portfolio grew by 12%.

•                  In a survey measuring the satisfaction of US dealers carried out by the National Automobile Dealer Association, Mercedes-Benz Financial was named the best supplier in the premium segment.

•                  Truck Financial supports the sales of the new Freightliner Cascadia truck with special leasing and financing offers.

Q1-2

Amounts in millions of €	Q1-2 2007	Q1-2 2006	Change in %

EBIT	434	439	-1
Revenues	4,247	4,027	+5
New business	14,116	13,968	+1
Contract volume	58,120	54,065	+8
Employees (June 30)	6,649	6,986	-5

Van, Bus, Other

•                  Significant increase in unit sales for Mercedes-Benz Vans

•                  Several major orders for Buses

•                  EBIT of €257 million (Q2 2006: €1,121 million)

Amounts in millions of €	Q2 2007	Q2 2006	Change in %

EBIT	257	1,121	-77
Revenues segment	3,376	3,272	+3
Vans	2,283	2,070	+10
Buses	1,076	1,099	-2
Unit sales Vans	73,823	65,574	+13
Unit sales Buses	10,338	10,295	+0

The Van, Bus, Other segment primarily comprises the Vans and Buses units, our equity interest in the European Aeronautic Defence and Space Company (EADS), and our real-estate activities. In the future, this segment will also include our equity interest in Chrysler Holding LLC.

The second-quarter EBIT of the Van, Bus, Other segment was below the prior-year level at €257 million (Q2 2006: €1,121 million).

Vans

•                The Mercedes-Benz Vans unit increased its unit sales by 13% compared with the prior-year period to 73,800 vehicles. Due to the strong demand for the new Sprinter, production capacities in the Düsseldorf and Ludwigsfelde plants are fully utilized. 44,400 Sprinter vans were sold worldwide in the second quarter (Q2 2006: 38,400). With the production start of the new Sprinter in Buenos Aires in February and Charleston (South Carolina) in March, we have created the right conditions for the new Sprinter to continue the success story of the previous model.

•                  Unit sales of the Vito/Viano models rose by 9% to 28,100 vehicles. Demand for the Viano was particularly strong in the second quarter, leading to a 30% increase in sales to 6,200 units. And 9% more units of the Vario were sold than during the same period of last year. This development compensated for the lower unit sales recorded in the first quarter.

Buses

•                  DaimlerChrysler Buses sold 10,300 buses and chassis in the second quarter, equaling the very high unit sales achieved in the prior-year period. The development of unit sales was particularly positive in Latin America. With these sales figures, DaimlerChrysler Buses maintained its worldwide market leadership.

•                The Buses unit received several major orders once again in the second quarter of 2007, including the supply of 600 Mercedes-Benz Intouro overland buses to a customer in the Czech Republic.

•                  In May 2007, DaimlerChrysler Buses announced a new Mercedes-Benz hybrid bus, which will be used on a trial basis in 2008.

•                  In June, the Setra TopClass 400 touring bus, the Mercedes-Benz Citaro city bus, and the Mercedes-Benz Tourino midi-bus were voted “Best Commercial Vehicles of 2007” by the readers of the Euro Transport Media publishing house.

EADS

•                The European Aeronautic Defence and Space Company (EADS) received orders for 546 Airbus aircraft in the second quarter of 2007 (Q2 2006: 27). Deliveries of 116 aircraft were at the same level than in the prior-year period (Q2 2006: 118). As of June 30, 2007, there was an order backlog of 2,925 Airbus aircraft (June 30, 2006: 2,055).

Q1-2

Amounts in millions of €	Q1-2 2007	Q1-2 2006	Change in %

EBIT	2,129	1,487	+43
Revenues segment	6,258	6,426	-3
Vans	4,343	3,978	+9
Buses	1,889	1,877	+1
Unit sales Vans	135,526	125,298	+8
Unit sales Buses	18,640	18,135	+3

DaimlerChrysler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q2

	Consolidated		Industrial Business		Financial Services
(Amounts in millions of €, except per share amounts)	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006

Revenues	23,844	24,602	21,749	22,553	2,095	2,049
Cost of sales	(17,859)	(18,966)	(16,177)	(17,313)	(1,682)	(1,653)
Gross profit	5,985	5,636	5,572	5,240	413	396
Selling expenses	(2,161)	(2,229)	(2,089)	(2,149)	(72)	(80)
General administrative expenses	(948)	(1,180)	(829)	(1,078)	(119)	(102)
Research and non-capitalized development costs	(734)	(737)	(734)	(737)	—	—
Other operating income, net	102	(33)	98	(36)	4	3
Share of profit from companies accounted for using the equity method, net	58	210	64	207	(6)	3
Other financial income (expense), net	(168)	707	(168)	707	—	—
Earnings before interest and taxes (EBIT) (1)	2,134	2,374	1,914	2,154	220	220
Interest income (expense), net	56	(85)	59	(85)	(3)	—
Profit before income taxes	2,190	2,289	1,973	2,069	217	220
Income tax expense	(747)	(485)	(635)	(389)	(112)	(96)
Net profit from continuing operations	1,443	1,804	1,338	1,680	105	124
Net profit from discontinued operations	406	342	21	202	385	140
Net profit	1,849	2,146	1,359	1,882	490	264
Minority interest	(30)	(29)
Profit attributable to shareholders of DaimlerChrysler AG	1,819	2,117

Earnings per share for profit attributable to shareholders of DaimlerChrysler AG
Basic
Net profit from continuing operations	1.35	1.74
Net profit from discontinued operations	0.39	0.33
Net profit	1.74	2.07
Diluted
Net profit from continuing operations	1.34	1.73
Net profit from discontinued operations	0.38	0.33
Net profit	1.72	2.06

(1)  EBIT includes expenses from compounding of provisions (Q2 2007: €105 million; Q2 2006: €86 million).

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Unaudited Consolidated Statements of Income Q1-2

	Consolidated		Industrial Business		Financial Services
(Amounts in millions of €, except per share amounts)	Q1-2 2007	Q1-2 2006	Q1-2 2007	Q1-2 2006	Q1-2 2007	Q1-2 2006

Revenues	47,214	47,964	42,967	43,937	4,247	4,027
Cost of sales	(36,102)	(38,163)	(32,662)	(34,922)	(3,440)	(3,241)
Gross profit	11,112	9,801	10,305	9,015	807	786
Selling expenses	(4,153)	(4,604)	(4,011)	(4,447)	(142)	(157)
General administrative expenses	(1,825)	(2,103)	(1,593)	(1,889)	(232)	(214)
Research and non-capitalized development costs	(1,473)	(1,590)	(1,473)	(1,590)	—	—
Other operating income, net	210	225	202	214	8	11
Share of profit from companies accounted for using the equity method, net	1,679	333	1,686	319	(7)	14
Other financial income (expense), net	(124)	557	(124)	558	—	(1)
Earnings before interest and taxes (EBIT) (1)	5,426	2,619	4,992	2,180	434	439
Interest income (expense), net	190	(143)	195	(139)	(5)	(4)
Profit before income taxes	5,616	2,476	5,187	2,041	429	435
Income tax expense	(1,458)	(470)	(1,262)	(296)	(196)	(174)
Net profit from continuing operations	4,158	2,006	3,925	1,745	233	261
Net profit (loss) from discontinued operations	(337)	921	(886)	636	549	285
Net profit	3,821	2,927	3,039	2,381	782	546
Minority interest	(53)	(29)
Profit attributable to shareholders of DaimlerChrysler AG	3,768	2,898

Earnings per share for profit attributable to shareholders of DaimlerChrysler AG
Basic
Net profit from continuing operations	3.97	1.94
Net profit (loss) from discontinued operations	(0.33)	0.90
Net profit	3.64	2.84
Diluted
Net profit from continuing operations	3.92	1.92
Net profit (loss) from discontinued operations	(0.32)	0.90
Net profit	3.60	2.82

(1)  EBIT includes expenses from compounding of provisions (Q1-2 2007: €207 million; Q1-2 2006: €169 million).

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Consolidated Balance Sheets

	Consolidated		Industrial Business		Financial Services
(Amounts in millions of €)	At June 30, 2007	At Dec. 31, 2006	At June 30, 2007	At Dec. 31, 2006	At June 30, 2007	At Dec. 31, 2006
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Intangible assets	4,970	7,614	4,902	7,486	68	128
Property, plant and equipment	15,299	32,747	15,261	32,603	38	144
Equipment on operating leases	19,891	36,949	8,166	10,383	11,725	26,566
Investments accounted for using the equity method	4,223	5,104	4,024	4,824	199	280
Receivables from financial services	23,050	41,180	—	–	23,050	41,180
Other financial assets	2,501	5,889	2,295	5,044	206	845
Deferred taxes	4,780	5,000	4,610	4,772	170	228
Other assets	371	2,720	262	2,611	109	109
Non-current assets	75,085	137,203	39,520	67,723	35,565	69,480
Inventories	14,794	18,396	14,417	17,736	377	660
Trade receivables	6,568	7,671	6,300	7,423	268	248
Receivables from financial services	15,020	35,989	—	—	15,020	35,989
Cash and cash equivalents	6,900	8,409	5,614	6,060	1,286	2,349
Other financial assets	8,374	7,043	1,466	6	6,908	7,037
Other assets	2,327	2,923	(48)	479	2,375	2,444
Current assets	53,983	80,431	27,749	31,704	26,234	48,727
Disposal group Chrysler activities, assets held for sale	86,677	—	31,564	—	55,113	—
Total assets	215,745	217,634	98,833	99,427	116,912	118,207

Equity and liabilities
Share capital	2,741	2,673
Capital reserves	9,702	8,613
Retained earnings	26,031	23,805
Other reserves	1,298	1,937
Treasury shares	—	—
Equity attributable to shareholders of DaimlerChrysler AG	39,772	37,028
Minority interest	1,514	421
Equity	41,286	37,449	32,691	28,628	8,595	8,821
Provisions for pensions and similar obligations	4,378	19,014	4,213	18,857	165	157
Provisions for income taxes	2,511	2,492	1,880	773	631	1,719
Provisions for other risks	6,440	9,801	6,282	9,601	158	200
Financing liabilities	38,194	53,506	16,545	4,447	21,649	49,059
Other financial liabilities	1,817	1,732	1,714	1,597	103	135
Deferred taxes	628	499	(4,397)	(4,175)	5,025	4,674
Deferred income	1,898	3,296	1,372	1,849	526	1,447
Other liabilities	118	112	117	111	1	1
Non-current liabilities	55,984	90,452	27,726	33,060	28,258	57,392
Trade payables	7,552	13,716	7,325	13,478	227	238
Provisions for income taxes	1,138	1,130	(36)	1,104	1,174	26
Provisions for other risks	6,158	14,114	5,933	13,729	225	385
Financing liabilities	31,467	46,030	3,599	(1,793)	27,868	47,823
Other financial liabilities	7,185	8,700	6,221	7,078	964	1,622
Deferred income	1,318	4,959	710	3,207	608	1,752
Other liabilities	997	1,084	912	936	85	148
Current liabilities	55,815	89,733	24,664	37,739	31,151	51,994
Disposal group Chrysler activities, liabilities held for sale	62,660	—	13,752	—	48,908	—
Total equity and liabilities	215,745	217,634	98,833	99,427	116,912	118,207

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Unaudited Consolidated Statements of Changes in Equity

				Other reserves				Amounts recognized directly in	Equity attributable to share
(Amounts in millions of €)	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available- for-sale	Derivative financial instruments	Treasury shares	equity relating to the disposal group Chrysler activities	holders of Daimler- Chrysler AG	Minority interests	Total equity

Balance at January 1, 2006	2,647	8,243	21,588	1,967	451	752	—	—	35,648	412	36,060
Net profit	—	—	2,898	—	—	—	—	—	2,898	29	2,927
Income (expenses) recognized directly in equity	—	—	—	(1,038)	26	606	—	—	(406)	(17)	(423)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	4	(226)	—	—	(222)	—	(222)
Total income (expense) for the period	—	—	2,898	(1,038)	30	380	—	—	2,270	12	2,282
Dividends	—	—	(1,527)	—	—	—	—	—	(1,527)	(12)	(1,539)
Stock-based compensation	—	19	—	—	—	—	—	—	19	—	19
Issue of new shares	11	120	—	—	—	—	—	—	131	—	131
Acquisition of treasury shares	—	—	—	—	—	—	(23)	—	(23)	—	(23)
Issue of treasury shares	—	—	—	—	—	—	23	—	23	—	23
Other	—	33	—	—	—	—	—	—	33	(6)	27
Balance at June 30, 2006	2,658	8,415	22,959	929	481	1,132	—	—	36,574	406	36,980

Balance at January 1, 2007	2,673	8,613	23,805	382	544	1,011	—	—	37,028	421	37,449
Net profit	—	—	3,768	—	—	—	—	—	3,768	53	3,821
Income (expenses) recognized directly in equity	—	—	—	(132)	(211)	(500)	—	—	(843)	(8)	(851)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	4	200	—	—	204	—	204
Total income (expense) for the period	—	—	3,768	(132)	(207)	(300)	—	—	3,129	45	3,174
Dividends	—	—	(1,542)	—	—	—	—	—	(1,542)	(31)	(1,573)
Stock-based compensation	—	25	—	—	—	—	—	—	25	—	25
Issue of new shares	68	1,055	—	—	—	—	—	—	1,123	5	1,128
Acquisition of treasury shares	—	—	—	—	—	—	(16)	—	(16)	—	(16)
Issue of treasury shares	—	—	—	—	—	—	16	—	16	—	16
Other	—	9	—	—	—	—	—	—	9	1,074	1,083
Reclassification	—	—	—	49	38	(10)	—	(77)	—	—	—
Balance at June 30, 2007	2,741	9,702	26,031	299	375	701	-	(77)	39,772	1,514	41,286

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Financial Services
(Amounts in millions of €)	Q1-2 2007	Q1-2 2006	Q1-2 2007	Q1-2 2006	Q1-2 2007	Q1-2 2006

Net profit adjusted for	3,821	2,927	3,039	2,381	782	546
Depreciation and amortization	5,294	6,444	2,676	3,701	2,618	2,743
Other non—cash expense and income	65	59	(657)	(77)	722	136
Gains on disposals of assets	(1,576)	(232)	(1,557)	(153)	(19)	(79)
Change in operating assets and liabilities
– Inventories	(1,568)	(656)	(1,504)	(552)	(64)	(104)
– Trade receivables	(275)	(48)	(259)	(38)	(16)	(10)
– Trade payables	1,182	1,502	1,205	1,497	(23)	5
– Inventory—related receivables from financial services	872	(550)	872	(550)	—	—
– Other operating assets and liabilities	(239)	(1,897)	(729)	(2,355)	490	458
Cash provided by operating activities	7,576	7,549	3,086	3,854	4,490	3,695
Purchase of equipment on operating leases	(7,711)	(8,255)	—	—	(7,711)	(8,255)
Proceeds from disposals of equipment on operating leases	3,031	2,607	—	—	3,031	2,607
Additions to property, plant and equipment	(2,662)	(3,143)	(2,649)	(3,126)	(13)	(17)
Additions to intangible assets	(551)	(584)	(544)	(577)	(7)	(7)
Proceeds from disposals of property, plant and equipment and intangible assets	1,167	175	1,133	160	34	15
Investments in businesses	(24)	(437)	(464)	(44)	440	(393)
Proceeds from disposals of businesses	3,586	913	4,018	925	(432)	(12)
Change in wholesale receivables	176	(264)	(1,189)	462	1,365	(726)
Investments in retail receivables	(12,661)	(14,882)	4,573	3,911	(17,234)	(18,793)
Collections on retail receivables	11,973	14,511	(3,530)	(3,596)	15,503	18,107
Proceeds from sale of retail receivables	2,247	1,562	—	—	2,247	1,562
Acquisition of securities (other than trading)	(5,527)	(5,155)	(5,509)	(5,155)	(18)	—
Proceeds from sales of securities (other than trading)	7,503	5,594	7,462	5,571	41	23
Change in other cash	(1,779)	168	(1,950)	96	171	72
Cash provided by (used for) investing activities	(1,232)	(7,190)	1,351	(1,373)	(2,583)	(5,817)
Change in financing liabilities (including amounts for commercial paper borrowings, net, of €(1,282) in 2007 and €(65) in 2006)	(6,557)	(859)	(4,237)	(3,289)	(2,320)	2,430
Dividends paid (including profit transferred from subsidiaries)	(1,573)	(1,548)	(1,453)	(1,522)	(120)	(26)
Proceeds from issuance of share capital (including minority interest)	1,142	153	1,082	121	60	32
Purchase of treasury shares	(16)	(23)	(16)	(23)	—	—
Cash provided by (used for) financing activities	(7,004)	(2,277)	(4,624)	(4,713)	(2,380)	2,436
Effect of foreign exchange-rate changes on cash and cash equivalents	(75)	(356)	(64)	(290)	(11)	(66)
Net increase (decrease) in cash and cash equivalents	(735)	(2,274)	(251)	(2,522)	(484)	248
Cash and cash equivalents at the beginning of the period	8,409	8,063	6,060	6,929	2,349	1,134
Cash and cash equivalents at the end of the period (1)	7,674	5,789	5,809	4,407	1,865	1,382

(1)    Cash and cash equivalents at the end of the period includes €774 million, which are attributable  to the discontinued operations and are included in the line item disposal group Chrysler activities,  assets held for sale in the consolidated balance sheet as of June 30, 2007.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated
Financial Statements

1. Presentation of the Interim Condensed Consolidated
Financial Statements

These unaudited interim condensed consolidated financial statements (“interim financial statements”) of DaimlerChrysler AG and its subsidiaries (“DaimlerChrysler” or the “Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.” The interim financial statements also provide all information required by International Financial Reporting Standards (IFRS), as adopted by the European Union.

DaimlerChrysler AG is a stock corporation organized under the laws of the Federal Republic of Germany. DaimlerChrysler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The interim financial statements of the DaimlerChrysler Group are presented in euros (€).

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2006 audited IFRS consolidated financial statements and notes thereto included in DaimlerChrysler’s Form 6-K which was published and filed with the United States Securities and Exchange Commission (SEC) on April 26, 2007. The accounting policies applied by the Group in these interim financial statements are the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2006.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers’ understanding of the Group’s consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities, which have not been reviewed by the auditor. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have been allocated to the industrial business columns.

Preparation of interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

For several years, the industrial business activities of DaimlerChrysler have been confronted with increasing worldwide competitive, technological and regulatory pressure. In this environment, management of DaimlerChrysler identified and initiated changes including modification to its investment policies, procurement, development and production processes, e.g. platform strategies and the increasing use of identical parts and modules. In consideration of those strategic decisions, DaimlerChrysler considered the effects on the use of its property, plant and equipment. Useful lives of depreciable property, plant and equipment have been reassessed and changed to reflect the changing business environment. Due to this change in estimates, profit before income taxes of the three and six months ended June 30, 2007 increased by €226 million (€143 million, net of taxes, or €0.14 per share) and €440 million (€276 million, net of taxes, or €0.26 per share) respectively. The pretax effect on the year 2007 is expected to be €880 million. The effects of the change in estimates on net profit (loss) from discontinued operations are not material.

Discontinued Operations, assets and liabilities held for sale. The operating activities of the Chrysler Group and the related financial services business in North America are presented as discontinued operations in the Group’s statements of income. The corresponding assets and liabilities are presented as assets and liabilities held for sale, respectively, in the consolidated balance sheet at June 30, 2007 (see Note 3).

IFRS issued but not yet adopted. In June 2007, the International Financial Reporting Interpretations Committee issued Interpretation (IFRIC) 13, “Customer Loyalty Programmes.” IFRIC 13 requires that the granting of award credits in a sales transaction be recorded as a multiple element revenue transaction by allocating the fair value of the consideration received or receivable between the award credits granted and the other components of the revenue transaction. Award credits in the scope of IFRIC 13 can be redeemed by the customers in future periods for free or discounted goods or services. The fair value allocated to the award credits is recognised as deferred income until the entity fulfils its obligations to deliver awards to customers. Adoption of the Interpretation is required prospectively for annual periods beginning on or after July 1, 2008, with earlier adoption permitted. DaimlerChrysler will determine the expected effect and elect an adoption date.

In July 2007, the International Financial Reporting Interpretations Committee issued IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” IFRIC 14 provides guidance on the subject of “Asset Ceiling” defined in IAS 19, “Employee Benefits,” and addresses the effect of legal or contractual minimum funding requirements on the determination and recognition of defined benefit assets and liabilities. Minimum funding requirements do not give rise to additional liabilities to the extent that the contributions are refundable. Prospective adoption of IFRIC 14 is required for annual periods beginning on or after January 1, 2008. DaimlerChrysler will determine the expected effect of IFRIC 14 on the Group’s consolidated financial statements.

2. Investments accounted for using the equity method

EADS. At June 30, 2007, the carrying amount of DaimlerChrysler’s investment in EADS based on a 25.5% equity interest was €3,591 million; the market value in EADS amounted to €4,958 million. At December 31, 2006, the carrying amount of DaimlerChrysler’s investment in EADS based on a 33% equity interest was €4,371 million; the market value in EADS totalled €6,960 million.

In January 2007, DaimlerChrysler settled a forward transaction contracted in April 2006 with several financial institutions and transferred its 7.5% interest in EADS for cash proceeds of €1,994 million. The pretax income effect of the sale was €762 million (including a gain from the valuation of the forward transaction of €49 million). The transaction reduced the Group’s equity interest in EADS to 25.5%.

On March 13, 2007, a subsidiary of DaimlerChrysler which holds DaimlerChrysler’s share in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a pretax gain of €724 million. The newly issued equity interest can be redeemed by DaimlerChrysler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction did not reduce DaimlerChrysler’s voting rights in EADS. As a result of this transaction, the Group’s minority interest increased by €1,074 million.

DaimlerChrysler’s equity in the income of EADS for the three- and six-month periods ended June 30, 2007, was €95 million and €260 million, respectively (2006: €160 million and €274 million), including investor-level adjustments. DaimlerChrysler’s equity in the income of EADS is shown in the Group’s consolidated statements of income within share of profit from companies accounted for using the equity method, net. The results are based on a three-month time lag adjusted for significant transactions and events during the intervening period. The Group’s equity in the income of EADS for the first quarter of 2007 included an amount of €114 million relating to restructuring activities at EADS without a time lag.

The valuation of option contracts regarding a 3% equity interest in EADS resulted in a pretax loss of €9 million for the three-month period ended June 30, 2007 (2006: pretax gain of €226 million). For the six months ended June 30, 2007, the valuation resulted in a pretax gain of €38 million (2006: €168 million).

3. Dispositions

Chrysler activities. On May 14, 2007, the Board of Management of DaimlerChrysler AG decided to transfer a majority interest in the Chrysler Group and the related financial services business in North America to a subsidiary of the private-equity firm Cerberus Capital Management, L.P. (Cerberus). On May 16, 2007, the Supervisory Board of DaimlerChrysler AG approved this transaction; the transaction was consummated on August 3, 2007.

On August 3, 2007, Cerberus made a capital contribution of €5.2 billion (US-$7.2 billion) in cash for the 80.1% equity interest in the newly established company Chrysler Holding LLC, which controls the Chrysler activities. Of that cash, DaimlerChrysler withdrew €0.9 billion (US-$1.2 billion). As a result, DaimlerChrysler retains a 19.9% equity interest in this entity which will be accounted for using the equity method subsequent to August 3, 2007. The results will be included in Van, Bus, Other.

In addition to the equity interest retained and cash received, DaimlerChrysler provides a subordinated loan to Chrysler with a nominal amount of €0.3 billion. Furthermore, the Group may receive additional consideration in cash with a fair value of €0.1 billion contingent upon the occurrence of certain events in the future.

The transaction contracted with Cerberus is subject to customary representations and warranties by the Group which could require payments after closing for contingent liabilities that arose prior to closing, e.g. for income taxes.

In connection with the closing of the transaction, subsidiaries of Chrysler Holding LLC repaid €24.7 billion of liabilities to the Group in cash.

Furthermore, DaimlerChrysler and Cerberus have agreed to support the financing of the transfer of the majority of the Chrysler activities and committed a credit line of US-$2 billion of subordinated debt due February 2014 for Chrysler’s automotive business, to be drawn within 12 months of closing. DaimlerChrysler’s portion of that loan commitment is US-$1.5 billion. If Chrysler drew down on the committed debt, the Group would have the right to sell such loan in the credit market after August 3, 2008.

In connection with this transaction, DaimlerChrysler agreed with the Pension Benefit Guaranty Corporation to provide a guarantee of up to US-$1 billion to be paid in the Chrysler pension plans if the plans terminate within five years. In addition, certain previously outstanding guarantees provided by the Group for the benefit of Chrysler in the amount of US-$1.5 billion continue to be outstanding. The majority of these guarantees mature until the end of 2008. As coverage of the liabilities underlying these guarantees Chrysler provided US-$0.6 billion on an escrow account.

In connection with the transaction, DaimlerChrysler and Cerberus entered into a number of ancillary agreements setting forth the terms of future cooperation and service agreements in the areas of manufacturing, research and development, distribution, procurement and financial services.

The net profit or loss of the Chrysler activities is presented in the Group’s consolidated interim statements of income in the line item net profit (loss) from discontinued operations for all periods presented.

In the interim balance sheet as of June 30, 2007, the assets and liabilities of the Chrysler activities form a disposal group and are presented as assets held for sale and liabilities held for sale, respectively. The Group ceased to depreciate or amortize the non-current assets of the disposal group upon classification as assets held for sale on May 16, 2007. The major portion of the deferred income taxes relating to the assets and liabilities of the disposal group continue to be included in deferred taxes within non-current assets and liabilities. As of June 30, 2007, the excess of such deferred tax assets over deferred tax liabilities amounted to €2.8 billion. As a result of the closing of the transaction, which could change the Group’s ability to use these deferred taxes, it will be necessary to assess the recoverability of these assets. A potential valuation allowance would be based on the carrying amount of these deferred taxes as of August 3, 2007.

In addition, the Group does not expect a significant result from the closing of the transaction in the third quarter of 2007.

The assets and liabilities held for sale are comprised of the following:

(Amounts in millions of €)	30. June 2007
Assets held for sale
Goodwill	943
Other intangible assets	1,577
Property, plant and equipment	16,539
Equipment on operating leases	20,119
Inventories	4,946
Receivables from financial services	36,079
Trade receivables and other receivables	1,483
Other assets	4,991
86,677
Liabilities held for sale
Provisions for healthcare, life insurance, and pension benefits	14,375
Other provisions	10,442
Financing liabilities	22,521
Trade payables and other liabilities	15,322
62,660

Net profit (loss) from discontinued operations is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
(Amounts in millions of €)	2007	2006	2007	2006
Revenues	13,749	14,429	25,978	28,836
Cost of sales	(11,180)	(12,644)	(23,238)	(24,813)
Selling expenses	(711)	(661)	(1,287)	(1,248)
General administrative expenses	(448)	(456)	(1,009)	(898)
Research and non-capitalized development costs	(299)	(296)	(579)	(581)
Other income and other expenses	(595)	(54)	(672)	(139)
Profit (loss) before income taxes	516	318	(807)	1,157
Income taxes	(110)	24	470	(236)
Net profit (loss) from discontinued operations	406	342	(337)	921

Included in net profit (loss) from discontinued operations are charges of €5 million and €919 million for the three- and six-month periods ended June 30, 2007, in connection with the Chrysler Group’s three-year Recovery and Transformation Plan, announced on February 14, 2007.

An extinguishment loss of €0.4 billion (net of tax €0.3 billion) resulting from the early redemption of long-term debt of Chrysler is included in net profit (loss) from discontinued operations in the second quarter of 2007.

The cash flows attributable to discontinued operations are as follows:

	Six months ended June 30,
(Amounts in millions of €)	2007	2006

Cash flow from operating activities	3,044	5,304
Cash flow from investing activities	(1,848)	(4,881)
Cash flow from financing activities	(1,116)	2,407

Off-highway business. The sale and purchase agreement contracted in December 2005 with the Swedish investor group EQT regarding the sale of a major portion of DaimlerChrysler’s off-highway business was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million. In the six-month period ended June 30, 2006, the disposal of the off-highway business positively impacted the Group’s net profit by €202 million and the segment profit (loss) (EBIT) of Van, Bus, Other by €238 million (including a gain on the sale of €206 million).

MFTBC. In the three months ended June 30, 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction MFTBC derecognized assets with a carrying amount of €874 million, recorded debt of €110 million and other operating income, net, of €68 million relating to the Truck Group segment.

4. Functional costs

smart realignment. In 2005, DaimlerChrysler decided to reduce the production volume of the smart forfour, to cease production of the smart roadster by the end of 2005 and not to proceed with the development of the smart SUV.

In addition, as a result of the further depressed sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease production of the smart forfour in 2006. DaimlerChrysler also decided to focus its brand solely on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization during 2006.

The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent, which set forth the general conditions of a termination of that agreement. Based on those conditions, DaimlerChrysler recorded charges of €1 million and €593 million for the three- and six-month periods ended June 30, 2006, respectively, relating to termination payments to MMC and suppliers. These charges were recognized in cost of sales.

Additional charges totaling €376 million were recorded in the first half of 2006 for inventory write-downs, higher incentives and the recognition of lower estimated residual values of smart vehicles as well as estimated payments for the reorganization of the distribution network. These charges were recognized as a reduction of revenues (€23 million), in cost of sales (€154 million) and selling expenses (€199 million). Therein included are further charges of €7 million in the second quarter of 2006 as a result of refinements to previous estimates.

Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce its workforce located in Böblingen (Germany). Estimated severance benefits consist of continued pay for a period after the end of service and cash severance. Therefore, charges of €5 million and €26 million were recognized in general administrative expenses in the three- and six-month periods ended June 30, 2006, respectively.

Associated with the discontinuation of the smart forfour production, DaimlerChrysler terminated its involvement with a special purpose entity (SPE) and prematurely repaid the Group’s portion of the SPE’s external debt. The early extinguishment of debt of the SPE resulted in financial expense of €9 million which is included in other financial income (expense), net, for the second quarter of 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour have been allocated to the Mercedes Car Group segment. The development of balances which lead to payments in subsequent periods is summarized as follows:

(Amounts in millions of €)	Workforce reduction	Other	Total
Balance at January 1, 2006	8	109	117
Additional charges	21	807	828
Adjustments	(2)	—	(2)
Payments	(2)	(22)	(24)
Balance at March 31, 2006	25	894	919
Adjustments	5	12	17
Payments	(2)	(341)	(343)
Balance at June 30, 2006	28	565	593
Additional charges	—	8	8
Adjustments	(5)	(18)	(23)
Payments	(14)	(445)	(459)
Balance at December 31, 2006	9	110	119
Adjustments	—	(1)	(1)
Payments	(3)	(40)	(43)
Balance at March 31, 2007	6	69	75
Adjustments	—	(8)	(8)
Payments	(2)	(13)	(15)
Balance at June 30, 2007	4	48	52

The Group expects the remaining balance of €52 million to be paid during the remainder of 2007.

New management model. In January 2006, DaimlerChrysler announced the new management model. All charges to be incurred under the new management model, as far as these charges were not allocated to discontinued operations, are corporate-level costs, which are not allocated to the segments but are included in the Group’s corporate items.

Charges for employee severance of €39 million and €83 million were recorded in the three- and six-month periods ended June 30, 2007 (€145 million in the six months ended June 30, 2006). These charges are included in the Group’s consolidated statements of income primarily within general administrative expenses. In the three-month period ended June 30, 2007 expenses of €15 million (2006: €8 million) are included in net profit from discontinued operations.

In the consolidated balance sheet as of June 30, 2007, €146 million and €24 million were included as other financial liabilities and provisions for other risks, respectively, of which €1 million and €10 million, respectively, are not expected to be paid within one year.

The changes in liabilities and provisions for the new management model were as follows:

(Amounts in millions of €)
Balance at January 1, 2006	—
Changes	—
Balance at March 31, 2006	—
Charges	145
Payments	(2)
Amounts recognized and transferred to employee benefit plans	(9)
Balance at June 30, 2006	134
Charges	216
Payments	(52)
Amounts recognized and transferred to employee benefit plans	(36)
Currency translation	(1)
Balance at December 31, 2006	261
Charges	44
Payments	(143)
Balance at March 31, 2007	162
Charges	39
Payments	(30)
Amounts recognized and transferred to employee benefit plans	(1)
Balance at June 30, 2007	170

Headcount reduction initiative at the Mercedes Car Group. In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program was completed on schedule by December 31, 2006.

In the first half of 2006, expenses of €290 million were incurred, of which €20 million and €223 million were recorded in income for the three- and six-month periods ended June 30, 2006. In addition, for the six month period ended June 30, 2006, an amount of €67 million was available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the Employee Council of DaimlerChrysler, it was determined that the fund should be used for purposes such as termination and early retirement benefits with any unused balance distributed to the employees.

The changes in the liabilities for termination benefits were as follows:

(Amounts in millions of €)
Balance at January 1, 2006	600
Charges	203
Reclassifications from ERA	66
Payments	(585)
Balance at March 31, 2006	284
Charges	20
Reclassifications from ERA	1
Payments	(154)
Balance at June 30, 2006	151
Charges	63
Reclassifications from ERA	-
Payments	(44)
Balance at December 31, 2006	170
Payments	(162)
Balance at March 31, 2007	8
Payments	(3)
Balance at June 30, 2007	5

5. Intangible assets

Intangible assets are comprised of the following:

	At June 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Goodwill	718	1,689
Development cost	3,633	4,927
Other intangible assets	619	998
Carrying amount	4,970	7,614

The decrease in intangible assets is particularly a result of the separate presentation of the assets held for sale (see Note 3).

6. Inventories

Inventories are comprised of the following:

	At June 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Raw materials and manufacturing supplies	1,821	2,181
Work-in-progress	2,021	3,137
Finished goods, parts and products held for resale	10,887	13,036
Advance payments to suppliers	65	42
Carrying amount	14,794	18,396

The decrease in inventories is due in particular to the separate presentation of assets held for sale (see Note 3).

7. Equity

During the first half of 2007, DaimlerChrysler purchased 0.3 million DaimlerChrysler shares for €16 million and re-issued these shares for €16 million in connection with an employee share purchase plan.

The Annual Meeting on April 4, 2007 authorized DaimlerChrysler to acquire, until October 4, 2008, treasury shares for certain predefined purposes up to an amount of €267 million of the issued capital, or nearly 10% of the current issued capital.

The Annual Meeting also authorized DaimlerChrysler to distribute a dividend of €1,542 million (€1.50 per share) from the unappropriated earnings for 2006 of DaimlerChrysler AG. The dividend was paid on April 5, 2007, to investors owning DaimlerChrysler shares on April 4, 2007.

8. Stock-based compensation

For the three- and six-month periods ended June 30, 2007, the expense for stock-based compensation for the continued and discontinued operations was €63 million and €140 million, respectively (2006: €1 million and €38 million, respectively). In connection with the Performance Phantom Share Plan, the Group granted 2.2 million (2006: 2.6 million) new cash settled awards in the first half of 2007.

9. Pensions and similar obligations

Defined benefit plans

Net pension cost (income). The components of net pension cost/(income) of the continued and discontinued operations for the three-month periods ended June 30, 2007 and 2006 were as follows:

	Three months ended June 30, 2007			Three months ended June 30, 2006
(Amounts in millions of €)	German plans	Non-German plans	Total	German plans	Non-German plans	Total
Current service cost	83	101	184	94	110	204
Interest cost	161	310	471	144	323	467
Expected return on plan assets	(216)	(469)	(685)	(197)	(440)	(637)
Amortization of net actuarial gains	—	(11)	(11)	—	—	—
Past service cost	—	15	15	—	18	18
Net periodic pension cost (income)	28	(54)	(26)	41	11	52
Curtailments and settlements	—	5	5	—	9	9
Net pension cost (income)	28	(49)	(21)	41	20	61

The components of net pension cost (income) of the continued and discontinued operations for the six-month periods ended June 30, 2007 and 2006 were as follows:

	Six months ended June 30, 2007			Six months ended June 30, 2006
(Amounts in millions of €)	German plans	Non-German plans	Total	German plans	Non-German plans	Total
Current service cost	167	206	373	191	228	419
Interest cost	325	626	951	289	652	941
Expected return on plan assets	(431)	(950)	(1,381)	(395)	(905)	(1,300)
Amortization of net actuarial gains	—	(23)	(23)	—	—	—
Past service cost	—	41	41	—	56	56
Net periodic pension cost (income)	61	(100)	(39)	85	31	116
Curtailments and settlements	—	71	71	—	13	13
Net pension cost (income)	61	(29)	32	85	44	129

Contributions by the employer to plan assets. Employer contributions to the Group’s plan assets were €66 million and €175 million for the three- and six-month periods ended June 30, 2007, respectively.

Other post-employment benefits

Net post-employment benefit cost. The components of net periodic post-employment benefit cost of the continued and discontinued operations for the three-month periods ended June 30, 2007 and 2006 were as follows:

	Three months ended June 30,
(Amounts in millions of €)	2007	2006
Current service cost	69	77
Interest cost	256	236
Expected return on plan assets	(43)	(38)
Expected return on reimbursement rights	(20)	(22)
Amortization of actuarial losses	3	4
Past service income	(8)	(2)
Net periodic post-employment benefit cost	257	255
Curtailments and settlements	(1)	—
Net post-employment benefit cost	256	255

The components of net periodic post-employment benefit cost of the continued and discontinued operations for the six-month periods ended June 30, 2007 and 2006 were as follows:

	Six months ended June 30,
(Amounts in millions of €)	2007	2006
Current service cost	146	161
Interest cost	510	498
Expected return on plan assets	(78)	(78)
Expected return on reimbursement rights	(44)	(52)
Amortization of actuarial losses	7	5
Past service income	(19)	(412)
Net periodic post-employment benefit cost	522	122
Curtailments and settlements	(13)	—
Net post-employment benefit cost	509	122

Contributions by the employer to plan assets. For the three- and six-month periods ended June 30, 2007, contributions by DaimlerChrysler to plan assets for its other post-employment plans amounted to €3 million and €5 million, respectively.

10. Provisions for other risks

Provisions for other risks are comprised of the following:

	At June 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Product warranties	6,593	10,261
Sales incentives	692	4,839
Personnel and social costs	2,591	3,812
Other	2,722	5,003
Carrying amount	12,598	23,915

The decrease in provisions for other risks is due in particular to the separate presentation of liabilities held for sale (see Note 3).

11. Financing liabilities

Financing liabilities are comprised of the following:

	Remaining maturity <= 1 year			Remaining maturity > 1 year		Total
	At June 30,	At Dec. 31,	At June 30,	At Dec. 31,	At June 30,	At Dec. 31,
(Amounts in millions of €)	2007	2006	2007	2006	2007	2006

Notes / bonds	12,063	19,383	30,524	44,534	42,587	63,917
Commercial paper	5,978	11,302	—	—	5,978	11,302
Liabilities to financial institutions	8,852	11,126	6,930	7,865	15,782	18,991
Liabilities to affiliated companies	596	504	5	104	601	608
Deposits from the direct banking business	3,474	2,962	323	148	3,797	3,110
Loans, other financing liabilities	457	691	10	426	467	1,117
Liabilities from finance leases	47	62	402	429	449	491
Carrying amount	31,467	46,030	38,194	53,506	69,661	99,536

The decrease in financing liabilities is particularly the result of the separate presentation of liabilities held for sale (see Note 3).

12. Segment reporting

Management reporting and controlling systems. The Group’s management reporting and controlling systems use accounting policies that are the same as those described in the summary of significant accounting policies in the Group’s consolidated financial statements under IFRS as of December 31, 2006. The Group measures the performance of its continuing operating segments through a measure of segment profit or loss which is referred to as “EBIT” in our management and reporting system. This EBIT is the measure of segment profit/loss used in segment reporting according to IFRS 8 and comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income, net and share of profit (loss) from companies accounted for using the equity method, net, as well as other financial income (expense), net.

To comply with the current European Union requirements related to segment reporting, EBIT as determined under IFRS 8 is additionally reconciled to the segment result under IAS 14 for the six months ended June 30, 2007 and 2006. This reconciliation adjusts EBIT for the share of profit (loss) from companies accounted for using the equity method, net, as well as for other financial income (expense), net. In addition, certain expenses are allocated to the segments under IAS 14 that are not included in EBIT of the segments under IFRS 8.

The segment information presented below does not include amounts relating to discontinued operations and prior period figures of reported segments reflect the activities of continuing segments.

Segment information according to IFRS 8 for the three-month periods ended June 30, 2007 and 2006, is as follows:

(Amounts in millions of €)	Mercedes Car Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated

Three months ended June 30, 2007
Revenues	12,234	6,386	1,975	3,249	23,844	—	23,844
Intersegment revenues	324	544	120	127	1,115	(1,115)	—
Total revenues	12,558	6,930	2,095	3,376	24,959	(1,115)	23,844

Segment profit (loss) (EBIT)	1,204	601	220	257	2,282	(148)	2,134

(Amounts in millions of €)	Mercedes Car Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated

Three months ended June 30, 2006
Revenues	12,123	7,568	1,893	3,018	24,602	—	24,602
Intersegment revenues	374	940	156	254	1,724	(1,724)	—
Total revenues	12,497	8,508	2,049	3,272	26,326	(1,724)	24,602

Segment profit (loss) (EBIT)	690	585	220	1,121	2,616	(242)	2,374

Segment information according to IFRS 8 for the six-month periods ended June 30, 2007 and 2006, is as follows:

(Amounts in millions of €)	Mercedes Car Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2007
Revenues	24,003	13,111	4,021	6,079	47,214	—	47,214
Intersegment revenues	625	1,109	226	179	2,139	(2,139)	—
Total revenues	24,628	14,220	4,247	6,258	49,353	(2,139)	47,214

Segment profit (loss) (EBIT)	1,996	1,129	434	2,129	5,688	(262)	5,426

(Amounts in millions of €)	Mercedes Car Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2006
Revenues	23,774	14,453	3,787	5,950	47,964	—	47,964
Intersegment revenues	660	1,416	240	476	2,792	(2,792)	—
Total revenues	24,434	15,869	4,027	6,426	50,756	(2,792)	47,964

Segment profit (loss) (EBIT)	(45)	1,007	439	1,487	2,888	(269)	2,619

Reconciliation. Reconciliation of the total segments’ profit (EBIT) according to IFRS 8 to profit before income taxes is as follows:

	Three months ended June 30,		Six months ended June 30,
(Amounts in millions of €)	2007	2006	2007	2006

Total segments’ profit (EBIT)	2,282	2,616	5,688	2,888
Corporate items	(157)	(261)	(266)	(356)
Eliminations	9	19	4	87
Group EBIT	2,134	2,374	5,426	2,619
Interest income (expense), net	56	(85)	190	(143)
Profit before income taxes	2,190	2,289	5,616	2,476

The reconciliation includes items that are by definition not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items at corporate level. Transactions between the segments are eliminated in the reconciliation.

Reconciliation of the segments’ profit (loss) (EBIT) according to IFRS 8 to the segments’ profit (loss) according to IAS 14 for the six-month periods ended June 30, 2007 and 2006 is as follows:

(Amounts in millions of €)	Mercedes Car Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2007
Segment profit (loss) (EBIT) according to IFRS 8	1,996	1,129	434	2,129	5,688	(262)	5,426
Share of profit (loss) from companies accounted for using the equity method, net	21	(9)	7	(1,698)	(1,679)	—	(1,679)
Other financial income (expense), net	111	61	—	(57)	115	9	124
Other expense	(35)	(59)	(5)	(3)	(102)	102	—

Segment profit (loss) according to IAS 14	2,093	1,122	436	371	4,022	(151)	3,871

(Amounts in millions of €)	Mercedes Car Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2006
Segment profit (loss) (EBIT) according to IFRS 8	(45)	1,007	439	1,487	2,888	(269)	2,619
Share of profit (loss) from companies accounted for using the equity method, net	(42)	(4)	(14)	(273)	(333)	—	(333)
Other financial income (expense), net	79	44	1	(703)	(579)	22	(557)
Other expense	(43)	(16)	(7)	(6)	(72)	72	—

Segment profit (loss) according to IAS 14	(51)	1,031	419	505	1,904	(175)	1,729

13. Earnings per share

The computation of basic and diluted earnings per share for net profit attributable to shareholders of DaimlerChrysler AG is as follows:

(Amounts in millions of € / millions	Three months ended June 30,		Six months ended June 30,
of shares, except earnings per share)	2007	2006	2007	2006

Net profit attributable to shareholders of DaimlerChrysler AG	1,819	2,117	3,768	2,898
Diluting effects	—	—	—	—
Net profit, diluted	1,819	2,117	3,768	2,898

Weighted average number of shares outstanding, basic	1,043.2	1,021.4	1,035.9	1,019.9
Dilutive effect of share options	11.4	3.8	10.8	6.2
Weighted average number of shares outstanding, diluted	1,054.6	1,025.2	1,046.7	1,026.1

For the three-month periods ended June 30, 2007 and 2006, respectively, stock options to acquire 21.2 million and 62.7 million DaimlerChrysler ordinary shares that were issued in connection with the 2000 Stock Option Plan were not included in the computations of diluted earnings per share (21.2 million and 46.9 million for the six-month periods ended June 30, 2007 and 2006, respectively), because the options’ underlying exercise prices were higher than the average market prices of DaimlerChrysler ordinary shares in those periods.

14. Subsequent events

On July 6, 2007, the German Bundesrat approved the 2008 Corporation Tax Law Reform Act, which was announced on August 6, 2007, in the Federal Law Gazette. This legislation takes effect on January 1, 2008 and includes a reduction in the income tax rate. The revaluation of deferred taxes in Germany using the newly enacted tax rate is expected to result in an income tax expense in the third quarter of 2007. DaimlerChrysler is currently calculating these effects.

Addresses/Information

Investor Relations

Phone  +49 711 17 95277, 17 92261 or 17 95256

Fax  +49 711 17 94075 or 17 94109

This report and additional information on DaimlerChrysler are  available on the Internet at:

www.daimlerchrysler.com

Concept and contents

DaimlerChrysler AG
Investor Relations

Publications for our shareholders:

•      Annual Reports (German, English)

•      Form 20-F (English)

•      Interim Reports

on 1st, 2nd and 3rd quarters (German, English)

•                  Sustainability Report (Facts and Magazine)
(German, English)

www.daimlerchrysler.com/investor/ir/reports

Financial Calendar
2007/2008

Interim Report Q2 2007	August 29, 2007

Extraordinary Shareholders’ Meeting	October 4, 2007
Messe Berlin

Interim Report Q3 2007	October 25, 2007

Annual Press Conference /Investors’ and Analysts’ Conference Call	February 14, 2008

Annual Report 2007	February 27, 2008

Annual Meeting	April 9, 2008
Messe Berlin

Interim Report Q1 2008	April 29, 2008

Interim Report Q2 2008	July 24, 2008

Interim Report Q3 2008	October 23, 2008

DaimlerChrysler
Stuttgart, Germany
www.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: August 29, 2007